March 14, 2008

Mail Stop 4561

By U.S. Mail and facsimile to 1-212-450-3779

Mr. Martin Ezequiel Zarich
Chief Financial Officer
BBVA Banco Frances S.A.
Reconquista 199
(C1003ABB) Buenos Aires
Republic of Argentina

Re: BBVA Banco Frances S.A.
        Form 20-F for Fiscal Year Ended December 31, 2006
        File No. 001-12568

Dear Mr. Zarich:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief

CC: Andres Gil
        Davis Polk & Wardwell
        450 Lexington Avenue
        New York, New York 10017
        Phone (212) 450-4779
        Facsimile (212) 450-377